UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2020
Commission File Number: 033-97038
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BROOKFIELD ASSET MANAGEMENT INC.
(Translation of registrant’s name into English)
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Suite 300, Brookfield Place, 181 Bay Street, P.O. Box 762, Toronto, Ontario, Canada M5J 2T3
(416) 363-9491
(Address and Telephone Number of Registrant’s Principal Executive Office)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40‑F.
Form 20-F  ☐            Form 40-F  ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT LIST

Exhibit	Description

99.1	Annual Report for the year ended December 31, 2019

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD ASSET MANAGEMENT INC.
Date: March 26, 2020	By:	/s/ Justin B. Beber
Name: Justin B. Beber Title: Head of Corporate Strategy & Corporate Secretary